

Mail Stop 3720

March 15, 2010

Mr. William E. Keitel
Executive Vice President and Chief Financial Officer
QUALCOMM Incorporated
5775 Morehouse Drive
San Diego, CA 92121-1714

     RE: QUALCOMM Incorporated
               Form 10-K for the Year Ended September 27, 2009
               Filed November 5, 2009
               File No. 0-19528

Dear Mr. Keitel:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Larry Spirgel
               Assistant Director